U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                                     SEC File Number: 0-29671
                                                     CUSIP Number:  784179 10 3

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

[ X ] Form 10-KSB     [ ] Form 11-K        [ ] Form 10-Q        [ ] Form N-SAR

                         For Period Ended: July 31, 2001
-------------------------------------------------------------------------------
   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                  N/A
-------------------------------------------------------------------------------
Part I - Registrant Information
-------------------------------------------------------------------------------

         Full Name of Registrant: SGD Holdings, Ltd.

         Former name if applicable: Goldonline International, Inc.
-------------------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number):

         111 Rhodes
-------------------------------------------------------------------------------

         City, State and Zip Code:

         Conroe, TX  77301
-------------------------------------------------------------------------------
Part II - Rules 12b-25 (b) and (c)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         [x]  (a)          The reasons  described in  reasonable  detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

         [x]  (b)          The subject annual report or semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [  ]  (c)         The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------
Part III - Narrative
-------------------------------------------------------------------------------

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Company is awaiting information from third parties and is unable to complete preparation of an accurate Form 10-KSB without additional time.

-------------------------------------------------------------------------------
Part IV - Other Information
-------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification:

     James G. Gordon                             (936)             756-6888
-------------------------------------------------------------------------------
            (Name)                            (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                  If the answer is no, identify report(s).  [x] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [ x ]  Yes  [  ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  SGD Holdings, Ltd.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

              has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     SGD HOLDINGS, LTD.



Date: October 29, 2001                    BY: /s/   James G. Gordon
                                                    --------------------------
                                                    James G. Gordon, President

                                SGD HOLDINGS, LTD.
                              Rider to Form 12b-25
                             Dated October 29, 2001


It is anticipated that Registrant will report revenues of approximately $12,250,000 and net earnings of $117,000 from continuing operations for the year ended July 31, 2001 as compared to revenues of $1,634,962 and a net loss of $214,657 for the year ended July 31, 2000.